Exhibit 12.1

Burlington Northern Santa Fe Corporation and Subsidiaries Computation of Ratio of Earnings to Fixed Charges

In millions, except ratio amounts

(Unaudited)

	Year ended December 31,
	2006		2005		2004		2003		2002
Earnings:
Income before income taxes and cumulative effect of accounting change	$2,992		$2,448		$1,273		$1,231		$1,216
Add:
Interest and other fixed charges, excluding capitalized interest	485		437		409		420		428
Reasonable approximation of portion of rent under long-term operating leases representative of an interest factor	261		221		195		182		178
Distributed income of investees accounted for under the equity method	3		4		4		3		3
Amortization of capitalized interest	4		8		8		8		8
Less:
Equity in earnings of investments accounted for under the equity method	27		15		9		14		17

Total earnings available for fixed charges	$3,718		$3,103		$1,880		$1,830		$1,816

Fixed charges:

Interest and fixed charges	$499		$450		$419		$429		$441
Reasonable approximation of portion of rent under long-term operating leases representative of an interest factor	261		221		195		182		178

Total fixed charges	$760		$671		$614		$611		$619

Ratio of earnings to fixed charges	4.89	x	4.62	x	3.06	x	3.00	x	2.93	x

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